Silver Elephant Renewed DEIA License to Restart Ulaan Ovoo Operation

Vancouver, British Columbia, September 18, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) announces  the Company has successfully renewed  Detailed Environmental Impact Assessment license ("DEIA") required to restart Ulaan Ovoo coal operations. The DEIA is subject to renewal by the Ministry of Environment every 5 years. The Company has held 100% rights to Ulaan Ovoo mineral claims and mining licenses in Mongolia since 2007.

Ulaan Ovoo features a single massive coal seam exposed to surface and highly sought-after quality of NCV 5000 kcal/kg, ash 5% and sulphur 0.3%. The Australia Newcastle thermal coal benchmark pricing currently quoted US$160 per tonne (NCV 6,000 kcal/kg, ash 15% sulphur 0.75%).

A total of 18,757 tonnes of Ulaan Ovoo coal was exported to China via Erlian port from December 2022 to May 2023. The coal is then mostly transported to China eastern seaports from Erlian by rail. The Ulaan Ovoo operation stopped in May due to falling global thermal coal prices and scheduled equipment repair. The thermal coal prices in September have recovered since May however they are still trailing the prices at the start of the year.

John Lee, CEO of Silver Elephant states: "2023 was a remarkable year for the Company's Mongolia operation, which generated cashflow from Ulaan ovoo coal export to China. Our Mongolia subsidiaries are carefully managing expenses, while preparing to resume coal export as coal market conditions continue to improve alongside rising oil prices".

The mine and coal export will remain on standby while Silver Elephant finalizes export pricing with potential coal buyers.

About Mega Thermal Coal Corp.

Mega Thermal Coal Corp. is a wholly-owned subsidiary of Silver Elephant, which owns and operates the Ulaan Ovoo mine. Ulaan Ovoo produced approximately 1 million tonnes of coal sold to over 30 international and Mongolian customers since 2007.  Mega Thermal Coal Corp. also owns and operates Chandgana Khavtgai and Chandgana Tal coal mines in Mongolia.

Further information on Mega Coal can be found at www.megacoal.ca.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining company with its flagship Pulacayo-Paca silver project in Bolivia. It also owns 100% of Mega Thermal Coal Corp. and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle holds royalties and equities in various mining projects .

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
Executive Chairman

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Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.